Exhibit 2.17

Brightstar Lottery PLC (the “Parent”) had the following classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 as of December 31, 2025: ordinary shares, par value U.S. $0.10 each (the “ordinary shares”).

The Parent's ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BRSL.”

Additional Information

Memorandum and Articles of Association

The Parent is a public limited company registered in England and Wales under company number 09127533. Its objects are unrestricted, in line with the default position under the Companies Act 2006, as amended (the "CA 2006"). The following is a summary of certain provisions of the Articles of Association of the Parent adopted on June 25, 2020 (the “Articles”) and of the applicable laws of England. The following is a summary and, therefore, does not contain full details of the Articles, which are attached as Exhibit 1.1 to the annual report on Form 20-F to which this exhibit is filed.

Compliance with NYSE Rules

For as long as the Parent’s ordinary shares are listed on the NYSE, the Parent will comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

Classes of shares

The Parent has three classes of shares in issue. This includes the ordinary shares; special voting shares, par value $0.000001 each (the “Special Voting Shares”); and sterling non-voting shares, par value £1.00 each (the “Sterling Non-Voting Shares”).

Dividends and distributions

Subject to the CA 2006, the Parent’s shareholders may declare a dividend on the Parent’s ordinary shares by ordinary resolution, and the Board may decide to pay an interim dividend to holders of the Parent’s ordinary shares in accordance with their respective rights and interests in the Parent, and may fix the time for payment of such dividend. Under English law, dividends may only be paid out of distributable reserves, defined as accumulated realized profits (so far as not previously utilized by distribution or capitalization) less accumulated realized losses (so far as not previously written off in a reduction or reorganization of capital duly made), and not out of share capital, which includes the share premium account. The Special Voting Shares and Sterling Non-Voting Shares do not entitle their holders to dividends.

If 12 years have passed from the date on which a dividend or other sum from the Parent became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Parent.

The Articles also permit a scrip dividend scheme under which the directors may, with the prior authority of an ordinary resolution of the Parent, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid instead of cash in respect of all or part of a dividend or dividends specified by the resolution.

Voting rights

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, the voting rights of shareholders of the Parent in a general meeting are as follows:

1.	On a show of hands,

a.
the shareholder of the Parent who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of the Parent will have one vote; and

b.	every person present who has been appointed by a shareholder as a proxy will have one vote, except where:

i.	that proxy has been appointed by more than one shareholder entitled to vote on the resolution; and

ii.	the proxy has been instructed:

A.	by one or more of those shareholders to vote for the resolution and by one or more of those shareholders to vote against the resolution; or

B.
by one or more of those shareholders to vote in the same way on the resolution (whether for or against) and one or more of those shareholders has permitted the proxy discretion as to how to vote,

in which case, the proxy has one vote for and one vote against the resolution.

2.
On a poll taken at a meeting, every shareholder present and entitled to vote on the resolution has one vote for every ordinary share of the Parent of which he, she, or it is the holder, and 0.9995 votes for every Special Voting Share for which he, she, or it is entitled under the terms of the Parent’s loyalty voting structure to direct the exercise of the vote.

Under the Articles, a poll on a resolution may be demanded by the chairperson, the directors, five or more people having the right to vote on the resolution, or a shareholder or shareholders (or their duly appointed proxies) having not less than 10% of either the total voting rights or the total paid up share capital. Once a resolution is declared, such persons may demand the poll both in advance of, and during, a general meeting, either before or immediately after a show of hands on such resolution.

In the case of joint holders, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Parent.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy, save that if the Parent only has one shareholder entitled to attend and vote at the general meeting, one shareholder present in person or by proxy at the meeting and entitled to vote is a quorum.

In case of a meeting requisitioned by the shareholders, where the quorum is not met the meeting is dissolved. In case of other meetings, where the quorum is not met, the meeting is adjourned. If a meeting is adjourned for lack of quorum, the quorum of the adjourned meeting will be one shareholder present in person or by proxy.

The Sterling Non-Voting Shares carry no voting rights (save where required by law).

Winding up

On a return of capital of the Parent on a winding up or otherwise, the holders of the Parent's ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in the Parent’s assets available for distribution, after paying:

•
the holders of the Special Voting Shares who will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, U.S. $1.00 but shall not be entitled to any further participation in the assets of the Parent; and

•
the holders of the Sterling Non-Voting Shares who will be entitled to receive out of the assets of the Parent available for distribution to its shareholders the sum of, in aggregate, £1.00 but shall not be entitled to any further participation in the assets of the Parent.

Redemption provisions

The Parent's ordinary shares are not redeemable.

The Special Voting Shares may be redeemed by the Parent for nil consideration in certain circumstances (as set out in the Articles).

The Sterling Non-Voting Shares may be redeemed by the Parent for nil consideration at any time.

Sinking fund provisions

None of the Parent's shares are subject to any sinking fund provision under the Articles or as a matter of English law.

Liability to further calls

No holder of any share in the Parent is liable to make additional contributions of capital in respect of its shares.

Discriminating provisions

There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of class rights

The Articles treat the Parent's ordinary shares and the Special Voting Shares as a single class for the purposes of voting. Any special rights attached to any shares in the Parent's capital may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either while the Parent is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Parent representing 75% of the voting rights attaching to the Parent's ordinary shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75% of those votes attaching to the Parent's ordinary shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at the Parent's general meetings, but not otherwise. The CA 2006 allows an English company to vary class rights of shares by a resolution of 75% of the shareholders of the class in question.

A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of the Parent’s capital may only be varied or abrogated in accordance with the CA 2006 but not otherwise.

The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Parent of its own shares in accordance with the CA 2006.

Limitations on rights to own shares

There are no limitations imposed by the Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Parent's shares, other than limitations that would generally apply to all shareholders.

Change of control

There is no specific provision in the Articles that directly would have an effect of delaying, deferring, or preventing a change in control of the Parent and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Parent or any of its subsidiaries. However, the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of the Parent. As a result of the loyalty voting structure, it is possible that a relatively large portion of the voting rights of the Parent could be concentrated in a relatively small number of holders who would have significant influence over the Parent. Such shareholders participating in the loyalty voting structure could reduce the likelihood of change of control transactions that may otherwise benefit holders of the Parent's ordinary shares. For a discussion of this risk, see “Item 3. Key Information - D. Risk Factors” of the annual report on Form 20-F to which this exhibit is filed.

Disclosure of ownership interests in shares

Under the Articles, shareholders must comply with the notification obligations to the Parent contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure Guidance and Transparency Rules (“DTR”) (including, without limitation, the provisions of DTR 5.1.2) as if the DTR applies to the Parent, save that the obligation arises if the percentage of voting rights reaches, exceeds, or falls below 1% and each one (1) percent threshold thereafter (up or down) up to 100%. In effect, this means that a shareholder must notify the Parent if the percentage of voting rights in the Parent it holds reaches 1% and crosses any one (1) percent threshold thereafter (up or down).

Section 793 of the CA 2006 gives the Parent the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three (3) years have had, any ownership interest in any shares of the Parent to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Articles, if any shareholder, or any other person appearing to be interested in the Parent's shares held by such shareholder, fails to give the Parent the information required by a Section 793 notice, then the Board may withdraw voting rights, and place restrictions on the rights to receive dividends and transfer of such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Changes in share capital

The Articles authorize the Company to allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the directors may decide, provided that no share may be issued at a discount. Pursuant to a shareholder resolution passed on May 13, 2025, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on August 12, 2026, directors are authorized to:
(i)     allot ordinary shares, or grant certain rights over shares, in the Parent up to a maximum nominal amount (i.e., par value) of U.S. $6,734,431.40 and up to a further maximum nominal amount of U.S. $6,734,431.40 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the Company's issued ordinary share capital (excluding treasury shares) on March 25, 2025;
(ii)     allot Special Voting Shares and to grant rights to subscribe for, or to convert any security into, Special Voting Shares, up to a maximum nominal amount of U.S. $134.70; and
(iii)    exclude pre-emption rights: first, in relation to offers of equity securities by way of rights issue, open offer or similar arrangements; second, in relation to the allotment of equity securities for cash up to an aggregate nominal amount (i.e., par value) of U.S. $2,020,329.40, representing approximately 10% of the nominal value of the Company's issued ordinary share capital (excluding treasury shares) on March 25, 2025; and third, in relation to an acquisition or other capital investment up to an aggregate nominal amount (i.e., par value) of U.S. $2,020,329.40, also representing approximately 10% of the nominal value of the Company's issued ordinary share capital (excluding treasury shares) on March 25, 2025.
These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum amounts for allotment of shares or exclusion of pre-emption rights.

Pursuant to a shareholder resolution passed on May 13, 2025, for a period expiring (unless previously revoked, varied or renewed) at the end of the next annual general meeting of the Company or, if sooner, on November 12, 2026, the Parent is authorized to purchase its own ordinary shares on the terms of the share repurchase contracts approved by the shareholders, provided that:
1.    the maximum aggregate number of the Parent's ordinary shares authorized to be purchased equals 30,302,921, representing approximately (but not exceeding) 15% of the total then issued ordinary shares on March 25, 2025;

2.    the minimum price (exclusive of expenses) which may be paid by the Company for each ordinary share shall be U.S. $0.10; and

3.    the maximum price (exclusive of expenses) which may be paid to purchase an ordinary share of the Parent is 105% of the average market value of an ordinary share for the five business days prior to the day the purchase is made (subject to any further price restrictions contained in any share repurchase contract) .

These provisions are more restrictive than required under English law which does not prescribe a limit for the maximum aggregate number or price paid for an "off market" repurchase of its shares

Loyalty Plan

Scope

The Parent has implemented a loyalty plan (the “Loyalty Plan”), the purpose of which is to reward long-term ownership of the Parent's ordinary shares and promote stability of the Parent's shareholder base by granting long-term shareholders, subject to certain terms and conditions, with the equivalent of 1.9995 votes for each ordinary share that they hold. The Loyalty Plan is governed by the provisions of the Articles and the Loyalty Plan Terms and Conditions from time to time adopted by the Board, a copy of which is available on the Company's website, together with some Frequently Asked Questions.

Characteristics of Special Voting Shares

Each Special Voting Share carries 0.9995 votes. The Special Voting Shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes (save upon a resolution in respect of any proposed termination of the Loyalty Plan).

The Special Voting Shares have only minimal economic entitlements. Such economic entitlements are designed to comply with English law but are immaterial for investors.

Issue

The number of Special Voting Shares on issue equals the number of ordinary shares on issue. A nominee appointed by the Parent (the “Nominee”), which is currently Computershare Company Nominees Limited, holds the Special Voting Shares on behalf of the shareholders of the Parent as a whole, and will exercise the voting rights attached to those shares in accordance with the Articles.

Participation in the Loyalty Plan

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership in accordance with the Loyalty Plan for a continuous period of three years or more (an “Eligible Person”).

An Eligible Person within the Loyalty Plan Terms and Conditions may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form (the “Election Form”) and, if applicable, the requisite custodial documentation, to the Parent’s designated agent (the “Agent”). The Election Form is available on the Company's website. Upon receipt of a valid Election Form and, if applicable, custodial documentation, the Agent will register the relevant ordinary shares on a separate register (the “Loyalty Register”). In order for an Eligible Person’s ordinary shares to remain on the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

Voting arrangements

The Nominee will exercise the votes attaching to the Special Voting Shares held by it from time to time at a general meeting or a class meeting: (a) in respect of any Special Voting Shares associated with ordinary shares held by an Eligible Person, in the same manner as the Eligible Person exercises the votes attaching to those ordinary shares; and (b) in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above).

The proxy or voting instruction form in respect of an Eligible Person’s ordinary shares will contain an instruction and authorization in favor of the Nominee to exercise the votes attaching to the Special Voting Shares associated with those ordinary shares in the same manner as that Eligible Person exercises the votes attaching to those ordinary shares.

Transfer or withdrawal

If, at any time and for any reason, one or more ordinary shares are de-registered from the Loyalty Register, or any ordinary shares held by an Eligible Person on the Loyalty Register are sold, disposed of, transferred (other than with the benefit of a waiver in respect of certain permitted transfers), pledged or subjected to any lien, fixed or floating charge or other encumbrance, the Special Voting Shares associated with those ordinary shares will cease to confer on the Eligible Person any voting rights (or any other rights) in connection with those Special Voting Shares and such person will cease to be an Eligible Person in respect of those Special Voting Shares.

A shareholder may request the de-registration of their ordinary shares from the Loyalty Register at any time by submitting a validly completed Withdrawal Form to the Agent. The Agent will release the ordinary shares from the Loyalty Register within three business days thereafter. Upon de-registration from the Loyalty Register, such ordinary shares will be freely transferable. From the date on which the Withdrawal Form is processed by the Agent, the relevant shareholder will be considered to have waived their rights in respect of the relevant Special Voting Shares.

Termination of the Plan

The Loyalty Plan may be terminated at any time with immediate effect by a resolution passed on a poll taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the ordinary shares of members who, being entitled to vote on that resolution, do so in person or by proxy. For the avoidance of doubt, the votes attaching to the Special Voting Shares will not be exercisable upon such resolution.

Upon termination of the Loyalty Plan, the directors may elect to redeem or repurchase the Special Voting Shares, from the Nominee for nil consideration and cancel them, or convert the Special Voting Share into deferred shares carrying no voting rights and no economic rights (or any other rights), save that on a return of capital or a winding up, the holder of the deferred shares shall be entitled to, in aggregate, $1.00.

Transfer

The Special Voting Shares may not be transferred, except in exceptional circumstances, e.g., for transfers between Loyalty Plan nominees.

Repurchase or redemption

Special Voting Shares may only be purchased or redeemed by the Parent in limited circumstances, including to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of ordinary shares and Special Voting Shares in issue from time to time or upon termination of the Loyalty Plan. Special Voting Shares may be redeemed or repurchased for nil consideration.